UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3 TO

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

BEA Systems, Inc.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

073325102

(CUSIP Number of Class of Securities)

(Underlying Options to Purchase Common Stock)

Alfred S. Chuang

President, Chief Executive Officer and Chairman

BEA Systems, Inc.

2315 North First Street

San Jose, CA 95131

(408) 570-8000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Matthew W. Sonsini, Esq.	David Zuckerman, Esq.
Wilson Sonsini Goodrich & Rosati	BEA Systems, Inc.
Professional Corporation	2315 North First Street
650 Page Mill Road	San Jose, CA 95131
Palo Alto, CA 94304	Tel: (408) 570-8000
Tel: (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$95,185,250.34	$2,922.19

*	Estimated solely for the purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase the Issuer’s common stock that are eligible for the offer will be tendered pursuant to this offer. These options have an aggregate value of $95,185,250.34 as of November 12, 2007, calculated based on a Black-Scholes-Merton option pricing model.

**	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $30.70 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,922.19

Form or Registration No.: 005-52639

Filing Party: BEA Systems, Inc.

Date Filed: November 15, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

AMENDMENT NO. 3 TO

SCHEDULE TO

This Amendment No. 3 amends the Tender Offer Statement on Schedule TO relating to an offer (the “Offer”) by BEA Systems, Inc., a Delaware corporation (“BEA” or the “Company”), to amend certain outstanding options and receive a cash payment as set forth under the Offer to Amend the Exercise Price of Certain Options as amended and restated on November 30, 2007 (the “Offer to Amend”), which is filed as Exhibit (a)(1)(A) hereto and incorporated herein by reference.

This Offer was made upon the terms and subject to the conditions set forth in the Offer to Amend, which, as may be amended or supplemented from time to time, constitutes the Offer, and which is filed as Exhibit (a)(1)(A) hereto. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.

This amendment is made to report the results of the Offer.

Item 4.	Terms of the Transaction.

Item 4 of this Schedule TO is hereby amended by adding the following sentences:

The Offer expired at 9:00 p.m., Pacific Time, on December 14, 2007. A total of 1,466 eligible employees participated in the Offer. The Company has accepted for amendment eligible options to purchase 12,447,545 shares of the Company’s common stock and will make aggregate cash payments in the amount of $9,812,078 on or promptly following January 2, 2008 in exchange for the amendment of the eligible options with an exercise price less than $21.00 each pursuant to the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BEA SYSTEMS, INC.

/s/ Mark P. Dentinger
Mark P. Dentinger
Executive Vice President and Chief Financial Officer

Date: December 20, 2007

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)*	Offer to Amend the Exercise Price of Certain Options, as amended and restated on November 30, 2007
(a)(1)(B)*	Communications to all eligible employees from Mark P. Dentinger, dated November 15, 2007
(a)(1)(C)*	Forms of employee reminder emails
(a)(1)(D)*	Welcome page to BEA Systems, Inc. tender offer website
(a)(1)(E)*	Form of election/withdrawal form
(a)(1)(F)*	Instructions forming part of the terms and conditions of the offer
(a)(1)(G)*	Form of election amendment review
(a)(1)(H)*	Form of review of your decision to decline or withdraw from the offer
(a)(1)(I)*	Form of print confirmation of election
(a)(1)(J)*	Form of print confirmation of your decision to decline the offer or to withdraw from the offer
(a)(1)(K)*	Form of acknowledgment of receipt of decline or withdrawal
(a)(1)(L)*	Frequently asked questions
(a)(1)(M)*	Form of election confirmation statement
(a)(1)(N)*	Screen shots of offer website at https://bea409a.equitybenefits.com/
(a)(1)(O)*	Presentation materials for eligible employees
(a)(1)(P)*	Transcript of web presentation for eligible employees
(a)(1)(Q)*	BEA Systems, Inc. Internal Website Tender Offer Page
(b)	Not applicable
(d)(1)*	1997 Stock Incentive Plan, including forms of agreements thereunder (incorporated herein by reference to Exhibit 10.3 to the Registrant’s Annual Report on Form 10-K, filed on April 14, 2006, Commission File No. 000-22369)
(d)(2)*	2000 Non-Qualified Stock Incentive Plan, including forms of agreements thereunder (incorporated herein by reference to Exhibit 10.20 to the Registrant’s Annual Report on Form 10-K, filed on May 1, 2000, Commission File No. 000-22369)
(g)	Not applicable
(h)	Not applicable

*	Previously filed